                        September 12, 2008

David R. Humphrey
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington D.C., 20549

Re:      Excel Maritime Carriers LTD
Form 20-F for the Year Ended December 31, 2007
File No. 001-10137

On behalf of Excel Maritime Carriers LTD (the “Company”), we hereby submit the Company’s responses to your letter of August 14, 2008.  The Company filed its annual report for the period ending December 31, 2007 (the “2007 Annual Report”) with the U.S. Securities and Exchange Commission (the “Commission”) on May 27, 2008, as amended on June 6, 2008.  By letter dated August 14, 2008, the Staff of the Commission (the “Staff”) provided comments relating to the Company’s 2007 Annual Report. Those comments, together with the Company’s responses to them, are set forth below.

Form 20-F for the fiscal year ended December 31, 2007

Item 4 – Information on the Company

A. History and Development of the Company, page 24

1.
Comment:  We note that your disclosure of the Quintana acquisition here and elsewhere in your filing includes a description of the cash and number of shares given as consideration, but that only the information contained in the subsequent event footnote indicates the valuation method and amount of the shares given.  In future filings, please ensure your disclosure throughout your filing not only discusses the valuation method applied to the shares given as consideration, but also indicates the total consideration exchanged in the Quintana purchase.

Response: The Company will disclose in future filings the valuation method applied to the shares given as consideration as well as the total consideration exchanged in Quintana’s acquisition in a consistent manner throughout the entire filing.

Critical Accounting Policies

Impairment of Long Lived Assets, page 40

2.
Comment: We note from your disclosure here and in Note 2(m) to your financial statements that you rely on third party valuations performed on an individual vessel basis to determine the fair value of your fleet.  If you elect to make reference to an independent or third-party valuation specialist, you must specifically identify the specialist in your report.  In addition, if you incorporate a report with such a reference into any registration statement, the specialist must be identified as an expert in the registration statement and his consent must be filed as an exhibit.  We note you filed two such registration statements during June of 2008.  Therefore, please amend both of these registration statements to provide the required consent or, in the alternative, amend your Form 20-F to delete the reference to the third party valuations.

Response:  As disclosed in the respective paragraph on page 40 and in Note 2(m) to the financial statements, the Company makes use of third party valuations for vessel impairment only when the Company determines that the estimated undiscounted future cash flows are lower than the vessel’s carrying value plus any unamortized drydocking and special survey costs. There were no such instances in the three years ended December 31, 2007 and, accordingly, the Company did not make use of third party valuations to determine the value of its fleet. However, the Company acknowledges that management is responsible for the estimates and assumptions used in the preparation of the financial statements, including those performed by third party valuation specialists in determining the fair value of the Company’s vessels in instances when the Company determines that the estimated undiscounted future cash flows are less than a vessel’s carrying value plus any unamortized drydocking and special survey costs.  Accordingly, the Company proposes that in future filings it will either remove references to third party valuations or, if circumstances arise that require the use of third party valuations to determine the fair value of vessels and the Company wishes to disclose the use of such specialists, it will specifically identify the specialists and ensure compliance with applicable consent provisions.

Consolidated Financial Statements

Note 3 — Investment in Affiliate, page F-16

3.
Comment:  We note from your disclosure here that, due to the private placement and IPO of Oceanaut, you performed a FIN 46(R) analysis and determined Oceanaut was not a VIE, and have therefore recorded your investment in the entity under the equity method at December 31, 2007.  We also note your disclosure elsewhere in your filing that approximately 95% of the proceeds is held in a trust account until the earlier of a business combination or the distribution of the trust account and that the remaining proceeds, including $6 million comprised of 500,000 units and 2,000,000 warrants sold to Excel during the private placement, do not have any rights to liquidation distribution but will be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses, as well as claims raised by any third party.  We further note that, in the event of a dissolution and liquidation of Oceanaut, Excel will cover certain shortfalls in the trust account.  Finally, we note that many of your officers and directors have similar roles at Oceanaut.  Please provide us with a brief summary of your FIN 46(R) analysis, including how you considered each of the conditions set forth in paragraph 5 thereof.

Response:  In response to the Staff’s comment, the Company hereby provides the Staff with a summary of its FIN 46(R) analysis.  The Company evaluated its interest in Oceanaut for potential consolidation under the provisions of FIN 46(R) based on the rights and obligations of holders of all variable interests in the entity and not based only on the ownership of outstanding voting shares, as the Company held only 18.9% of the issued and outstanding shares of Oceanaut.

FIN 46(R) provides criteria to determine whether an enterprise has a variable interest in an entity that is a Variable Interest Entity (“VIE”). Based on its examination of paragraph 4 of FIN 46(R), the Company concluded that Oceanaut did not meet a scope exception for evaluation as a VIE.  Paragraph 5 of FIN 46(R) sets forth the characteristics that an entity must evaluate to determine whether it is a VIE.  Furthermore, since Oceanaut is a development stage enterprise as defined by SFAS 7, the Company also considered paragraph 11 of FIN 46(R) when evaluating the paragraph 5 criteria.

Criterion 5(a): the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders (in accordance with paragraph 11 of FIN 46(R), a development stage entity does not meet the condition in paragraph 5(a) if it can be demonstrated that the equity invested in the entity is sufficient to permit it to finance the activities it is currently engaged in and provisions in the entity’s governing documents and contractual arrangements allow additional equity investments).

The Company prepared a quantitative analysis based on Oceanaut’s financial information included in its registration statement and concluded that the equity investment at risk is sufficient to allow Oceanaut to finance the activities in which it is currently engaged.  Therefore, Oceanaut is exempted from the paragraph 5(a) criterion. Accordingly the Company then analyzed the criteria provided in paragraphs 5(b) and 5(c) of FIN 46(R) as documented below.

Criterion 5(b): As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

(1)     The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity.

Based on Oceanaut’s Articles of Incorporation and By-laws, all the holders of its common stock have normal rights and obligations and each share of Common Stock have one vote. Accordingly, the Company concluded that the holders of the equity investment at risk do not lack the direct or indirect ability through voting or similar rights to make decisions about Oceanaut’s activities that have a significant effect on the success of the entity.

(2)     The obligation to absorb the expected losses of the entity.

There are no arrangements that protect, directly or indirectly, the equity investors as a group from losses arising from the primary economic risks of the entity, and therefore, as a group, the holders of the equity investment at risk, do not lack the obligation to absorb the expected losses of the entity.

(3)     The right to receive the expected residual returns of the entity.

There are no arrangements with the entity, rights provided through variable interests other than equity interests, or entity's governing documents that provide for the equity investors, as a group, to have their return capped. Therefore, as a group, the holders of the equity investment at risk do not lack the right to receive the expected residual returns of the entity.

Criterion 5(c):  The equity investors as a group also are considered to lack characteristic 5(b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

The voting rights of the Company are not proportional to its obligation to absorb the expected losses of Oceanaut and all equity holders do not equally participate in the absorption of the expected losses of Oceanaut. In particular, the Company is required to cover any short fall in the trust account resulted by any claims of various vendors, prospective target businesses or other entities for services rendered or products sold to Oceanaut if such vendor or prospective target business or other third party does not execute a valid and enforceable waiver of any rights or claims to the trust account in a way that the public shareholders will not absorb more losses than initially estimated (i.e., $0.15 per unit). Specifically, unless a business combination as set forth in Oceanaut’s offering prospectus is consummated in a timely manner, the Company, which owns 18.9% of the issued and outstanding shares of Oceanaut, estimated that it would absorb approximately 68% of Oceanaut’s expected losses plus any liquidating expenses amounting up to $75,000, while the remaining expected losses would be evenly undertaken by the remaining equity holders.

As a result, the Company concluded that, on the basis of Criterion 5(c)(i), Oceanaut equity investors as a group lack the characteristic of a controlling financial interest set forth in Criterion 5(b)(1).  The Company then evaluated the agreements entered between the Company and Oceanaut to determine whether substantially all Oceanaut’s activities either involve or are conducted on behalf of the Company (being the investor having disproportionally fewer voting rights), during the 18 month period within which Oceanaut will be under development stage as set forth in Criterion 5(c)(ii).  Based on such evaluation, the Company concluded that not substantially all of Oceanaut’s activities either involve or are conducted on behalf of the Company, and therefore, Oceanaut equity investors as a group do not lack the characteristic set forth in criterion 5(b)(1), on the basis of the criterion 5(c)(ii), due to the fact that:

(i)	Oceanaut is under development stage (i.e., it has no operating activities);

(ii)
Oceanaut will seek shareholders’ approval before any business combination being effected even if the nature of the acquisition would not necessarily require shareholders approval under applicable law; and

(iii)
Oceanaut will proceed with a business combination only if the following two conditions are met: (i) a majority of the shares of common stock voted by the public shareholders are voted in favor of the business combination and (ii) public shareholders owning 30% or more of the shares sold in this offering do not vote against the business combination and exercise their conversion rights.

Accordingly, the Company concluded that Oceanaut does not meet the criteria of being a VIE as set in paragraph 5 of FIN 46(R).  Such evaluation was based on the current status of Oceanaut as being at a development stage and it is to be re-evaluated in case that a business combination is consummated.

In addition, the Company advises the Staff that it considered FIN 35 “Criteria for applying the equity method of accounting for investments in common stock” and concluded that the investment will be accounted under the equity method on the basis of “significant influence.” The ability of the Company to exercise “significant influence” was considered in light of Excel’s management and certain of its directors holding in the aggregate 4.8% of the issued and outstanding shares of Oceanaut and the Company’s significant ownership (i.e., 18.9%) in relation to the concentration of other shareholders.

4.
Comment:  In light of the termination of Oceanaut’s agreement to purchase nine dry bulk vessels from third parties, as discussed in the last paragraph of Note 3, please tell us whether or not Excel has re-evaluated the likelihood that it will forfeit part of its investment in Oceanaut amounting to approximately $6 million.

Response:  The Company respectfully advises the Staff that, at the time its financial statements were filed with the SEC, the Company had evaluated the likelihood of forfeiting part of its investment in Oceanaut.  After considering the fact that Oceanaut was actively seeking and negotiating other business opportunities and the available time left to pursue and consummate such opportunities (the initial 18-months period disclosed in Note 3 – Investment in affiliate, which was to expire in early September of 2008 but could be extended for 6 more months under certain circumstances), the Company concluded that no indicators were present to cause management to believe that the Company’s investment in Oceanaut was impaired. The Company also advises the Staff that Oceanaut announced on August 25, 2008 that it has successfully sourced a deal, which Oceanaut will submit to its  shareholders for approval.

Note 4 — Transactions with Related Parties

(a) Excel Management, page F-17

5.
Comment:  Please expand your disclosure in this section to fully and completely explain the component parts of this termination agreement.  Specifically, please clarify that the $2 million payment received in 2007 was negotiated as part of the original termination agreement as your disclosure on page 40 suggests.  Also, please indicate that the 298,403 shares are comprised of 205,442 shares per the original termination agreement plus an additional 92,961 issued due to the anti-dilution provisions of such agreement.

Response: Please see the Company’s combined response for Comments 5, 6 and 7 in the response to Comment 7 below.

6.
Comment:  Further, your disclosure here and throughout your filing should indicate the amount you recorded as contract termination expense, and how such amount is calculated.  Specifically, we note your disclosure on page 40 that the expense of $4.96 million recorded during 2005 represents the fair value of the 205,442 shares plus the fair value of the 92,961, less the $2 million consideration to be received from Excel Management.  However, it appears the fair value of the 205,442 shares is $4.96 million (as calculated by the market value on the date of the agreement), and that the fair value of the 92,961 shares approximates $2.24 million on the issuance date of March 2, 2005, yielding consideration, net of the $2 million received, of approximately $5.2 million.  Please explain to us the apparent difference of approximately $240,000 between the disclosure contained in your filing and that as calculated above.

Response: Please see the Company’s combined response for Comments 5, 6 and 7 in the response to Comment 7 below.

7.
Comment:  Finally, please tell us why you believe the accounting treatment relating to the $2 million cash payment is correct.  Your response should specifically address why this portion of the agreement was recorded during fiscal 2006, a period during which, per your disclosure on page 40, no contract termination expenses were recorded.

Response:  In response to the Staff’s Comments 5, 6 and 7, the Company respectfully advises the Staff that the transaction for the termination of the management agreement with Excel Management took place on March 2, 2005 and all component parts of such termination agreement were fully disclosed under Note 3(a) of the Company’s financial statements for the years ended December 31, 2005 and 2006, as included in the Company’s 20-F for such years, filed on June 29, 2006 and June 26, 2007, respectively.

The fair value of the 205,442 Class A shares issued under the management termination agreement amounted to $4.96 million (based on the Company’s stock market value on the date of the agreement).  The anti-dilution feature of the contract, which management concluded did not qualify as a derivative falling within the scope of FAS 133 given the characteristics of its provisions (i.e., no net settlement, shares not readily convertible in cash due to the two-year lock-up period, etc.), was valued based on management estimates of the equity issuance requirements over the period until the anti-dilution feature expires (December 2008) and resulted in an estimate of fair value of $2.03 million. The Company determined that the entire instrument's terms fell within the scope of FAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” and complied with the equity classification requirements of paragraphs 12-32 of EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock”.  Accordingly, the Company classified the common stock requirements relating to the management termination agreement in Equity with no subsequent mark-to-market adjustment, by crediting the whole amount of $6.99 million ($4.96 million for the fair value of the 205,442 Class A shares issued plus $2.03 million for the value assigned to the anti-dilution feature) to stockholders’ equity in the 2005 consolidated balance sheet, while the $4.96 million excess of the fair value of such shares over the cash consideration of $2.0 million (which was reflected as related party receivable) was reflected as contract termination expense in the 2005 consolidated statement of income, as disclosed in Note 3(a) of the financial statements included in the Company’s 20-F for the years ended December 31, 2005 and 2006.

The Company further respectfully advises the Staff that in the current year 20-F filling, on page F-17 under Note 4 – Transactions with related parties, it discusses the balance due from Excel Management as of December 31, 2006, and how this amount was reflected in the balance sheet as of that date. The related receivable was recorded in 2005 as described above and was settled in 2007.

The Company decided to disclose in its financial statements for the year ended December 31, 2007 only the current year’s activities with respect to the management termination agreement, i.e., the issuance of the shares to Excel Management and the receipt of the $2.0 million cash consideration, as such amounts had been accounted for and disclosed in prior years.

The Company will expand its disclosure relating to the management termination agreement with Excel Management so that all component parts of such agreement are fully explained in its 2008 20-F, as the anti-dilution provisions of the agreement will remain in force until December 31, 2008.

8.
Comment:  As a related matter, please tell us when how you have recorded the fair value of the 357,812 shares issued pursuant to the anti-dilution provisions under this agreement necessary due to the terms of the Quintana acquisition.

Response:  As discussed in comment 7 above, the Company determined that the terms of the management termination agreement with Excel Management fell under the provisions of FAS 146 and the equity classification requirements of paragraphs 12-32 of EITF 00-19. Therefore, the Company concluded that the obligation arising from such termination agreement met the criteria for equity classification and should be recognized and measured at its fair value on the contract termination date (March 2, 2005) with no subsequent mark-to-market adjustment.  Any additional share issuance under the anti-dilution provision will be accounted for as an equity transaction at par value. Accordingly, the 357,812 shares issued pursuant to the anti-dilution provision under the agreement, following Quintana’s acquisition consummated in April 2008, were recorded at their par value.

Note 8 — Long-term Debt, net of Unamortized Deferred Financing Fees, page F-21

9.
Comment:  Please revise your discussion of the 1.875% Convertible Notes to include all the material terms of such notes.  For example, we note that on page F-14, under your Earnings Per Share policy note, you have disclosed that the note holders are only entitled to the conversion premium if the share price exceeds the market price trigger of $91.30, but you have not included this material term as part of your discussion here.  Please note that you should review your note document to ensure you have not excluded other material terms from this disclosure.

Response:  The Company respectfully advises the Staff that it believes that all material terms contained in the Company’s 1.875% Convertible Senior Notes have been disclosed in the Company’s financial statements. In respect to the term related to the conversion premium if the share price exceeds the market price trigger of $91.30, the Company advises the Staff that the Company believed that such term was most relevant to the Earnings per Share policy note disclosure and that repetition of such term under the Long-term Debt disclosure was not deemed necessary. However, the Company respectfully proposes to disclose all material terms relating to the 1.875% Convertible Senior Notes in its Long-term Debt disclosure in future filings.

*     *     *     *     *

The Company acknowledges that: (i) it is responsible for the adequacy and the accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the information provided in this letter address the Staff’s comments.  If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Anthony Tu-Sekine at (202) 661-7150.

Very truly yours, SEWARD & KISSEL LLP
	By:	/s/ Gary J. Wolfe_________ Gary J. Wolfe

cc: Amy Geddes, SEC Enclosures

SK 02545 0001 918489